December 10, 2008
Ms. Karen Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549-7010
Re:	Grubb & Ellis Apartment REIT, Inc.
Post Effective Amendment No. 11 to Form S-11
Filed December 3, 2008
File No. 333-130945
Dear Ms. Garnett:
     This letter sets forth the response of Grubb & Ellis Apartment REIT, Inc. (the “Company”) to the comment of the staff of the Securities and Exchange Commission included in a letter dated December 9, 2008 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.
Supplement No. 1 Dated December 3, 2008
1. Comment: We note your disclosure on page 4 and 6 that you did not fund distributions with FFO. Please revise to clarify the sources used to fund your distributions.
     Response: In future filings, to the extent that distributions are paid from sources other than FFO, the Company undertakes to disclose the source of such distributions.
     Thank you for your consideration of the Company’s response to the staff’s comment. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at 714-667-8252.

Sincerely,
/s/ Andrea R. Biller
Andrea R. Biller
Secretary

cc:	Mr. Duc Dang
     Mr. Stanley J. Olander, Jr.
     Ms. Lesley H. Solomon
1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705
tel (714)667-8252 • fax (714)667-6860